UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2022 AND 2021

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of September 30, 2022 and 2021, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2022 and 2021, and its consolidated financial performance for the three-month and nine-month periods ended September 30, 2022 and 2021, and its consolidated cash flows for the nine-month periods ended September 30, 2022 and 2021, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$23,922 million and NT$36,168 million, which represented 4.61% and 8.43% of the total consolidated assets as of September 30, 2022 and 2021, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$153 million, NT$3,335 million, NT$(4,013) million and NT$5,926 million, which represented 0.47%, 17.14%, (4.92)%, and 13.58% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2022 and 2021, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$12 million, NT$608 million, NT$25 million and NT$2,138 million, which represented 0.04%, 3.58%, 0.04%, and 5.30% of the consolidated total comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021, respectively, are based solely on the reports of other independent auditors.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

October 26, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2022, December 31, 2021 and September 30, 2021 (September 30, 2022 and 2021 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2022	December 31, 2021	September 30, 2021
Current assets
Cash and cash equivalents	6(1)	$180,649,140	$132,622,131	$113,104,860
Financial assets at fair value through profit or loss, current	6(2)	674,821	945,021	939,421
Financial assets at fair value through other comprehensive income, current	6(3)	2,446,101	8,482,334	6,452,239
Financial assets measured at amortized cost, current	6(4)	896,103	28,854,684	30,560,960
Contract assets, current	6(21)	384,060	319,621	249,928
Notes receivable		-	-	66
Accounts receivable, net	6(5)	43,586,419	34,624,109	32,737,635
Accounts receivable-related parties, net	7	1,255,658	566,338	247,842
Other receivables		1,615,226	857,233	1,134,969
Current tax assets		18,930	2,597	6,994
Inventories, net	6(6)	30,101,698	23,011,183	23,149,692
Prepayments		2,573,697	2,376,024	2,169,867
Other current assets	6(13), 6(21)	2,742,785	612,158	848,953
Total current assets		266,944,638	233,273,433	211,603,426

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7	18,662,043	19,501,274	17,286,421
Financial assets at fair value through other comprehensive income, noncurrent	6(3)	10,347,617	11,353,331	7,209,128
Financial assets measured at amortized cost, noncurrent	6(4)	16,277	8,786	8,786
Investments accounted for under the equity method	6(7)	32,909,670	41,692,084	38,321,811
Property, plant and equipment	6(8), 8	149,118,651	129,941,703	125,701,909
Right-of-use assets	6(9), 8	7,902,894	7,126,845	7,238,525
Intangible assets	6(10), 7	4,200,891	3,644,933	4,191,725
Deferred tax assets		5,127,554	5,395,993	5,660,239
Prepayment for equipment		16,427,894	8,322,874	7,542,238
Refundable deposits	8	2,757,248	2,358,549	2,410,884
Other noncurrent assets-others		4,978,543	1,806,966	1,617,539
Total non-current assets		252,449,282	231,153,338	217,189,205

Total assets		$519,393,920	$464,426,771	$428,792,631

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2022, December 31, 2021 and September 30, 2021 (September 30, 2022 and 2021 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2022	December 31, 2021	September 30, 2021
Current liabilities
Short-term loans	6(11), 6(28)	$217,285	$1,924,124	$2,134,625
Financial liabilities at fair value through profit or loss, current	6(12)	313,377	2,380,599	1,425,772
Contract liabilities, current	6(21)	4,317,001	3,441,754	3,362,279
Notes and accounts payable		10,037,509	8,364,158	8,263,439
Other payables	6(20),7	26,755,261	21,417,215	19,129,009
Payables on equipment		19,402,535	7,875,927	6,723,647
Current tax liabilities		12,219,606	4,254,042	2,683,988
Lease liabilities, current	6(9), 6(28)	559,355	557,873	549,414
Other financial liabilities, current	6(28), 9(6)	17,458,875	12,718,616	12,546,927
Current portion of long-term liabilities	6(13), 6(14), 6(28)	11,975,162	37,331,970	22,128,096
Other current liabilities	6(16), 6(17), 6(28), 7	4,752,395	5,187,451	5,598,165
Total current liabilities		108,008,361	105,453,729	84,545,361

Non-current liabilities
Contract liabilities, noncurrent	6(21)	515,830	641,386	432,295
Bonds payable	6(13), 6(28)	23,081,626	23,077,699	20,082,851
Long-term loans	6(14), 6(28)	23,063,328	16,751,896	31,006,101
Deferred tax liabilities		2,125,378	1,763,159	1,687,372
Lease liabilities, noncurrent	6(9), 6(28)	5,283,862	4,510,881	4,621,991
Net defined benefit liabilities, noncurrent		3,182,100	3,877,321	3,698,216
Guarantee deposits	6(28)	31,755,646	14,261,029	11,486,165
Other noncurrent liabilities-others	6(16), 6(18), 6(20),6(28), 9(6)	7,188,418	12,886,787	13,628,555
Total non-current liabilities		96,196,188	77,770,158	86,643,546

Total liabilities		204,204,549	183,223,887	171,188,907

Equity attributable to the parent company
Capital	6(19)
Common stock		124,821,235	124,832,476	124,232,695
Additional paid-in capital	6(19), 6(20)
Premiums		3,215,160	39,889,798	36,809,962
Treasury stock transactions		4,531,955	4,531,955	3,680,804
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		466,457	466,457	466,457
Recognition of changes in subsidiaries’ ownership		728	-	6,839
Share of changes in net assets of associates and joint ventures accounted for using equity method		223,864	87,889	84,935
Restricted stock for employees		1,507,534	2,238,128	2,226,830
Other		722,547	683,866	16,723
Retained earnings	6(19)
Legal reserve		21,566,986	15,734,416	15,734,416
Special reserve		4,914,214	8,164,648	8,164,648
Unappropriated earnings		156,870,484	91,476,725	76,351,410
Other components of equity	6(20)
Exchange differences on translation of foreign operations		(3,829,854)	(16,629,547)	(15,916,829)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		924,538	11,715,333	8,307,797
Unearned employee compensation		(1,125,451)	(2,212,441)	(2,598,084)
Treasury stock	6(19), 6(20)	-	-	(119,801)
Total equity attributable to the parent company		314,810,397	280,979,703	257,448,802

Non-controlling interests	6(19)	378,974	223,181	154,922
Total equity		315,189,371	281,202,884	257,603,724

Total liabilities and equity		$ 519,393,920	$ 464,426,771	$ 428,792,631

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2022	2021	2022	2021
Operating revenues	6(21), 7	$ 75,391,589	$ 55,906,677	$210,869,549	$153,911,430
Operating costs	6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(39,727,658)	(35,362,666)	(114,229,111)	(104,965,145)
Gross profit		35,663,931	20,544,011	96,640,438	48,946,285
Operating expenses	6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(1,060,571)	(1,211,861)	(3,230,229)	(3,431,977)
General and administrative expenses		(2,427,887)	(2,118,592)	(7,234,202)	(5,825,523)
Research and development expenses		(3,304,471)	(3,303,295)	(9,546,769)	(9,520,603)
Expected credit impairment gains (losses)		(650)	(2,069)	(2,388)	8,973
Subtotal		(6,793,579)	(6,635,817)	(20,013,588)	(18,769,130)
Net other operating income and expenses	6(16), 6(23)	1,286,907	1,226,942	4,028,600	3,892,826
Operating income		30,157,259	15,135,136	80,655,450	34,069,981
Non-operating income and expenses
Interest income		567,459	152,137	1,022,139	421,764
Other income		1,927,245	772,409	2,134,827	1,359,703
Other gains and losses	6(24)	(1,476,153)	442,673	(830,069)	3,056,166
Finance costs	6(24)	(450,828)	(570,159)	(1,433,798)	(1,455,397)
Share of profit or loss of associates and joint ventures	6(7)	327,916	3,355,858	(3,557,052)	6,003,910
Exchange gain, net		1,292,810	163,806	3,579,599	173,173
Subtotal		2,188,449	4,316,724	915,646	9,559,319
Income from continuing operations before income tax		32,345,708	19,451,860	81,571,096	43,629,300
Income tax expense	6(26)	(5,003,346)	(2,099,917)	(12,672,667)	(4,521,858)
Net income		27,342,362	17,351,943	68,898,429	39,107,442
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		(2,346,582)	(657,159)	(7,041,947)	3,135,224
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(905,389)	660,665	(3,558,905)	2,259,582
Income tax related to items that will not be reclassified subsequently	6(26)	(29,445)	(57,127)	(190,740)	(117,822)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		7,622,357	(314,200)	12,755,060	(4,002,655)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		54,033	(3,520)	166,724	(44,344)
Income tax related to items that may be reclassified subsequently	6(26)	(59,455)	1,268	(122,002)	21,028
Total other comprehensive income (loss)		4,335,519	(370,073)	2,008,190	1,251,013
Total comprehensive income (loss)		$ 31,677,881	$ 16,981,870	$ 70,906,619	$ 40,358,455

Net income (loss) attributable to:
Shareholders of the parent		$ 26,996,184	$ 17,460,235	$ 68,130,535	$ 39,831,225
Non-controlling interests		346,178	(108,292)	767,894	(723,783)
		$ 27,342,362	$ 17,351,943	$ 68,898,429	$ 39,107,442

Comprehensive income (loss) attributable to:
Shareholders of the parent		$ 31,331,661	$ 17,090,163	$ 70,138,636	$ 41,082,256
Non-controlling interests		346,220	(108,293)	767,983	(723,801)
		$ 31,677,881	$ 16,981,870	$ 70,906,619	$ 40,358,455

Earnings per share (NTD)	6(27)
Earnings per share-basic		$ 2.19	$ 1.43	$ 5.54	$ 3.26
Earnings per share-diluted		$ 2.14	$ 1.41	$ 5.38	$ 3.21

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2021	6(19)	$124,224,015	$ 43,211,214	$ 12,536,526	$ 11,022,314	$ 56,617,520	$(11,890,876)	$ 3,726,229	$ (3,667,395)	$ (119,801)	$235,659,746	$ 113,356	$235,773,102
Appropriation and distribution of 2020 retained earnings	6(19)
Legal reserve		-	-	3,197,890	-	(3,197,890)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	(19,875,842)	-	-	-	-	(19,875,842)	-	(19,875,842)
Special reserve reversed		-	-	-	(2,857,666)	2,857,666	-	-	-	-	-	-	-
Net income (loss) for the nine-month period ended September 30, 2021	6(19)	-	-	-	-	39,831,225	-	-	-	-	39,831,225	(723,783)	39,107,442
Other comprehensive income (loss), for the nine-month period ended September 30, 2021	6(19), 6(25)	-	-	-	-	2,101	(4,025,953)	5,274,883	-	-	1,251,031	(18)	1,251,013
Total comprehensive income (loss)		-	-	-	-	39,833,326	(4,025,953)	5,274,883	-	-	41,082,256	(723,801)	40,358,455
Share-based payment transaction	6(20)	8,680	282,076	-	-	-	-	-	1,069,311	-	1,360,067	-	1,360,067
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(8,945)	-	-	693,315	-	(693,315)	-	-	(8,945)	-	(8,945)
Changes in subsidiaries’ ownership	6(19)	-	6,839	-	-	-	-	-	-	-	6,839	(6,835)	4
Adjustments for dividends subsidiaries received from parent company		-	25,724	-	-	-	-	-	-	-	25,724	-	25,724
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	-	11,928	11,928
Others	6(19)	-	(224,358)	-	-	(576,685)	-	-	-	-	(801,043)	760,274	(40,769)
Balance as of September 30, 2021	6(19)	$124,232,695	$ 43,292,550	$ 15,734,416	$ 8,164,648	$ 76,351,410	$(15,916,829)	$ 8,307,797	$ (2,598,084)	$ (119,801)	$257,448,802	$ 154,922	$257,603,724

Balance as of January 1, 2022	6(19)	$124,832,476	$ 47,898,093	$ 15,734,416	$ 8,164,648	$ 91,476,725	$(16,629,547)	$ 11,715,333	$ (2,212,441)	$-	$280,979,703	$ 223,181	$281,202,884
Impact of retroactive applications	3, 6(19)	-	-	-	-	(153,843)	-	-	-	-	(153,843)	(66,089)	(219,932)
Adjusted balance as of January 1, 2022	6(19)	124,832,476	47,898,093	15,734,416	8,164,648	91,322,882	(16,629,547)	11,715,333	(2,212,441)	-	280,825,860	157,092	280,982,952
Appropriation and distribution of 2021 retained earnings	6(19)
Legal reserve		-	-	5,832,570	-	(5,832,570)	-	-	-	-	-	-	-
Special reserve reversed		-	-	-	(3,250,434)	3,250,434	-	-	-	-	-	-	-
Cash distributed from additional paid-in capital		-	(37,446,370)	-	-	-	-	-	-	-	(37,446,370)	-	(37,446,370)
Net income for the nine-month period ended September 30, 2022	6(19)	-	-	-	-	68,130,535	-	-	-	-	68,130,535	767,894	68,898,429
Other comprehensive income (loss), for the nine-month period ended September 30, 2022	6(19), 6(25)	-	-	-	-	-	12,799,693	(10,791,592)	-	-	2,008,101	89	2,008,190
Total comprehensive income (loss)		-	-	-	-	68,130,535	12,799,693	(10,791,592)	-	-	70,138,636	767,983	70,906,619
Share-based payment transaction	6(20)	(11,241)	40,500	-	-	-	-	-	1,086,990	-	1,116,249	-	1,116,249
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	135,975	-	-	(797)	-	797	-	-	135,975	-	135,975
Changes in subsidiaries’ ownership	6(19)	-	1,366	-	-	-	-	-	-	-	1,366	(728)	638
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	-	5,356	5,356
Others	6(19)	-	38,681	-	-	-	-	-	-	-	38,681	(550,729)	(512,048)
Balance as of September 30, 2022	6(19)	$124,821,235	$ 10,668,245	$ 21,566,986	$ 4,914,214	$156,870,484	$ (3,829,854)	$ 924,538	$ (1,125,451)	$-	$314,810,397	$ 378,974	$315,189,371

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2022	2021
Cash flows from operating activities:
Net income before tax	$81,571,096	$43,629,300
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	31,536,365	33,109,026
Amortization	2,155,939	2,148,681
Expected credit impairment losses (gains)	2,388	(8,973)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	896,807	(2,987,600)
Interest expense	1,368,930	1,371,064
Interest income	(1,022,139)	(421,764)
Dividend income	(2,134,827)	(1,359,703)
Share-based payment	1,116,887	1,360,102
Share of loss (profit) of associates and joint ventures	3,557,052	(6,003,910)
Gain on disposal of property, plant and equipment	(441,140)	(71,404)
Loss on disposal of investments	-	10,977
Loss on repurchases of bonds	182,915	-
Exchange loss (gain) on financial assets and liabilities	3,034,111	(140,392)
Gain on lease modification	(1,366)	-
Amortization of deferred government grants	(3,183,725)	(3,027,832)
Income and expense adjustments	37,068,197	23,978,272
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(310,252)	353,209
Contract assets	(64,648)	(7,269)
Notes receivable and accounts receivable	(9,001,918)	(6,259,001)
Other receivables	(602,475)	(92,475)
Inventories	(6,576,121)	(951,081)
Prepayments	(3,048,362)	103,602
Other current assets	(57,220)	1,600
Contract fulfillment costs	(56,070)	(239,138)
Contract liabilities	526,918	1,352,232
Notes and accounts payable	1,559,946	549,512
Other payables	4,641,822	1,487,032
Other current liabilities	77,522	(100,592)
Net defined benefit liabilities	(695,221)	(464,438)
Other noncurrent liabilities-others	(12,213)	46,973
Cash generated from operations	105,021,001	63,387,738
Interest received	916,082	367,907
Dividend received	4,119,483	2,368,857
Interest paid	(818,724)	(879,686)
Income tax paid	(4,333,087)	(1,715,121)
Net cash provided by operating activities	104,904,755	63,529,695

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2022	2021
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(918,289)	$(650,732)
Proceeds from disposal of financial assets at fair value through profit or loss	483,926	397,826
Acquisition of financial assets measured at amortized cost	(1,694,441)	(23,078,770)
Proceeds from redemption of financial assets measured at amortized cost	30,182,472	6,501,136
Increase in prepayment for investments	(2,012)	-
Proceeds from capital reduction and liquidation of investments	-	42,117
Disposal of subsidiary	-	714,358
Acquisition of property, plant and equipment	(44,176,236)	(33,328,093)
Proceeds from disposal of property, plant and equipment	523,715	166,855
Increase in refundable deposits	(533,139)	(251,441)
Decrease in refundable deposits	177,459	145,067
Acquisition of intangible assets	(2,315,673)	(1,824,537)
Government grants related to assets acquisition	111,612	2,466,146
Increase in other noncurrent assets-others	(222,074)	(124,443)
Net cash used in investing activities	(18,382,680)	(48,824,511)
Cash flows from financing activities:
Increase in short-term loans	226,380	6,582,552
Decrease in short-term loans	(1,985,756)	(15,332,595)
Proceeds from bonds issued	-	20,760,800
Bonds issuance costs	-	(50,758)
Redemption of bonds	(10,763,239)	(2,000,000)
Proceeds from long-term loans	709,763	14,590,508
Repayments of long-term loans	(11,650,434)	(9,367,201)
Increase in guarantee deposits	15,723,566	11,913,332
Decrease in guarantee deposits	(349,299)	(589,240)
Cash payments for the principal portion of the lease liability	(538,134)	(525,296)
Cash dividends and cash distributed from additional paid-in capital	(37,447,687)	(19,870,459)
Change in non-controlling interests	5,356	11,928
Others	(2,000,000)	18
Net cash provided by (used in) financing activities	(48,069,484)	6,123,589
Effect of exchange rate changes on cash and cash equivalents	9,574,418	(1,771,949)
Net increase in cash and cash equivalents	48,027,009	19,056,824
Cash and cash equivalents at beginning of period	132,622,131	94,048,036
Cash and cash equivalents at end of period	$ 180,649,140	$ 113,104,860

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2022 and 2021

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 26, 2022.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2022. Except for the standards and interpretations disclosed below, there are no newly adopted or revised ones that have a material impact on the Company’s financial position and performance.

a.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous, which specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract. The amendments are effective for contracts for which the Company has not yet fulfilled all its obligations on or after January 1, 2022 (the date of initial application). In accordance with the transitional provisions of IAS 37, the Company did not restate the comparative information and recognized the cumulative effect of initially applying the amendments, which resulting in an increase in other current liabilities of NT$220 million, a decrease in retained earnings of NT$154 million and a decrease in non-controlling interest of NT$66 million, respectively as of January 1, 2022.

10

(2)	Standards issued by International Accounting Standards Board (“IASB”) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Amendments to IAS 1 “Presentation of Financial Statements” - Disclosure Initiative - Accounting Policies	January 1, 2023
Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Accounting Estimates	January 1, 2023
Amendment to IAS 12 “Income Taxes” - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

a.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Disclosure Initiative - Accounting Policies (Amendment)

The amendments improve accounting policy disclosures that to provide more useful information to investors and other primary users of the financial statements.

b.	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) - Definition of Accounting Estimates (Amendment)

The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help companies distinguish changes in accounting estimates from changes in accounting policies.

c.	IAS 12 “Income Taxes” (“IAS 12”) - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (c) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

11

(3)	Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IFRS 16 “Leases” - Lease Liability in a Sale and Leaseback	January 1, 2024

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (“IFRS 3”) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

12

b.	IFRS 17 “Insurance Contracts” (“IFRS 17”)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after 1 January 2023 (from the original effective date of 1 January 2021); provide additional transition reliefs; simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after 1 January 2023.

c.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

d.	IFRS 16 “Leases” (“IFRS 16”) - Lease Liability in a Sale and Leaseback (Amendment)

The amendments add seller-lessee additional requirements for the sale and leaseback transactions in IFRS 16, thereby supporting the consistent application of the standard.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (d) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

13

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2021. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2021.

b.	The consolidated entities are as follows:

As of September 30, 2022, December 31, 2021 and September 30, 2021

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2022	December 31, 2021	September 30, 2021
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00

14

UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.14	80.37	80.88
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00

15

BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	69.95	69.95	67.76

(4)	Other Significant Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2022 and the year ended December 31, 2021. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the six-month period ended June 30, 2022 and the year ended December 31, 2021.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2022 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2021. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2021.

16

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Cash on hand and petty cash	$5,784	$5,684	$5,976
Checking and savings accounts	38,973,472	33,738,883	32,083,517
Time deposits	133,821,549	88,876,572	70,906,502
Repurchase agreements collateralized by government bonds and corporate notes	7,848,335	10,000,992	10,108,865
Total	$180,649,140	$132,622,131	$113,104,860

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$10,488,811	$13,289,438	$11,175,964
Preferred stocks	3,068,375	2,602,622	2,886,963
Funds	5,469,630	3,862,932	3,671,038
Convertible bonds	310,048	691,303	491,877
Total	$19,336,864	$20,446,295	$18,225,842

Current	$674,821	$945,021	$939,421
Non-current	18,662,043	19,501,274	17,286,421
Total	$19,336,864	$20,446,295	$18,225,842

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., exchanged shares with CHIPBOND TECHNOLOGY CORPORATION (CHIPBOND) on November 5, 2021, and obtained 14 million common shares newly issued by CHIPBOND. Please refer to Note 6(19) for further information.

17

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Equity instruments
Common stocks	$12,622,827	$19,683,806	$13,519,470
Preferred stocks	170,891	151,859	141,897
Total	$12,793,718	$19,835,665	$13,661,367

Current	$2,446,101	$8,482,334	$6,452,239
Non-current	10,347,617	11,353,331	7,209,128
Total	$12,793,718	$19,835,665	$13,661,367

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income. UMC exchanged shares with CHIPBOND on November 5, 2021, and obtained 53 million common shares newly issued by CHIPBOND for the strategic cooperation between the Company and CHIPBOND. Please refer to Note 6(19) for further information.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended September 30,
	2022	2021
Held at end of period	$1,431,931	$465,679
Derecognized during the period	-	-
Total	$1,431,931	$465,679

	For the nine-month periods ended September 30,
	2022	2021
Held at end of period	$1,431,931	$465,679
Derecognized during the period	-	-
Total	$1,431,931	$465,679

c.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

18

(4)	Financial assets measured at amortized cost

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Financial assets measured at amortized cost
Time deposits with original maturities of over three months	$892,380	$28,843,470	$30,569,746
Bonds	20,000	20,000	-
Total	$912,380	$28,863,470	$30,569,746

Current	$896,103	$28,854,684	$30,560,960
Non-current	16,277	8,786	8,786
Total	$912,380	$28,863,470	$30,569,746

(5)	Accounts Receivable, Net

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Accounts receivable	$43,800,850	$34,818,600	$32,930,659
Less: loss allowance	(214,431)	(194,491)	(193,024)
Net	$43,586,419	$34,624,109	$32,737,635

Aging analysis of accounts receivable:

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Neither past due	$39,021,589	$30,758,397	$29,652,119
Past due:
≤ 30 days	3,899,226	3,294,617	2,527,432
31 to 60 days	187,071	138,854	153,293
61 to 90 days	21,620	8,026	12,225
91 to 120 days	18,768	43,413	4,899
≥ 121 days	652,576	575,293	580,691
Subtotal	4,779,261	4,060,203	3,278,540
Total	$43,800,850	$34,818,600	$32,930,659

19

Movement of loss allowance for accounts receivable:

	For the nine-month periods ended September 30,
	2022	2021
Beginning balance	$194,491	$206,084
Net recognize (reversal) for the period	19,940	(13,060)
Ending balance	$214,431	$193,024

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the nine-month periods ended September 30, 2022 and 2021, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)	Inventories, Net

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Raw materials	$5,364,918	$3,371,520	$4,003,039
Supplies and spare parts	7,298,158	5,106,770	4,776,513
Work in process	16,409,826	14,043,143	13,793,221
Finished goods	1,028,796	489,750	576,919
Total	$30,101,698	$23,011,183	$23,149,692

a.	For the three-month periods ended September 30, 2022 and 2021, the Company recognized NT$37,947 million and NT$34,019 million, respectively, in operating cost, of which NT$47 and NT$277 million were related to reversal of write-down of inventories. For the nine-month periods ended September 30, 2022 and 2021, the Company recognized NT$109,267 million and NT$101,314 million, respectively, in operating cost, of which NT$442 and NT$412 million were related to reversal of write-down of inventories.

b.	None of the aforementioned inventories were pledged.

20

(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2022		December 31, 2021		September 30, 2021
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,781,475	13.78	$1,779,618	13.78	$1,715,969	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	12,642,854	13.27	10,418,777	13.30	9,790,131	13.30
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note C)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	393,975	42.00	976,559	42.00	829,086	42.00
TRIKNIGHT CAPITAL CORPORATION	2,158,585	40.00	4,122,087	40.00	3,459,988	40.00
HSUN CHIEH CAPITAL CORP.	212,434	40.00	229,598	40.00	225,473	40.00
PURIUMFIL INC.	15,288	40.00	7,253	44.45	6,838	44.45
HSUN CHIEH INVESTMENT CO., LTD.	8,726,089	36.49	14,092,662	36.49	13,378,381	36.49
YANN YUAN INVESTMENT CO., LTD.	6,793,743	26.78	9,741,234	28.22	8,710,349	28.22
UNITED LED CORPORATION HONG KONG LIMITED	99,193	25.14	98,954	25.14	97,235	25.14
VSENSE CO., LTD. (Note C)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	86,034	10.38	225,342	10.38	108,361	10.38
Total	$32,909,670		$41,692,084		$38,321,811

21

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors.

Note C: When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note D: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$14,424 million, NT$ 12,198 million and NT$11,506 million, as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively. The fair value of these investments were NT$27,634 million, NT$53,491 million and NT$29,828 million as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$153 million, NT$3,335 million, NT$(4,013) million and NT$5,926 million for the three-month and nine-month periods ended September 30, 2022 and 2021, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$12 million, NT$608 million, NT$25 million and NT$2,138 million for the three-month and nine-month periods ended September 30, 2022 and 2021, respectively. The balances of investments accounted for under the equity method were NT$23,922 million, NT$39,806 million and NT$36,168 million as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively.

22

Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

b.	Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2022 and 2021 were NT$42 million, NT$0 million, NT$111 million and NT$(22) million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended September 30,
	2022	2021
Income (loss) from continuing operations	$327,916	$3,355,858
Other comprehensive income (loss)	(893,494)	656,706
Total comprehensive income (loss)	$(565,578)	$4,012,564

	For the nine-month periods ended September 30,
	2022	2021
Income (loss) from continuing operations	$(3,557,052)	$6,003,910
Other comprehensive income (loss)	(3,503,477)	2,237,570
Total comprehensive income (loss)	$(7,060,529)	$8,241,480

c.	One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively. Another associate, YANN YUAN INVESTMENT CO., LTD., held 192 million shares, 160 million shares and 170 million shares of UMC’s stock as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively.

23

(8)	Property, Plant and Equipment

a.	For the nine-month period ended September 30, 2022:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$1,491,343	$36,827,480	$897,806,699	$55,959	$7,305,174	$61,282	$22,856,033	$966,403,970
Additions	-	288,509	-	-	-	-	44,821,027	45,109,536
Disposals	-	(69,360)	(4,645,760)	-	(17,119)	(2,433)	(69,712)	(4,804,384)
Transfers and reclassifications	-	210,196	36,584,620	91	407,648	-	(33,879,726)	3,322,829
Exchange effect	(53,610)	376,248	21,905,883	1,018	77,236	4,830	186,666	22,498,271
As of September 30, 2022	$1,437,733	$37,633,073	$951,651,442	$57,068	$7,772,939	$63,679	$33,914,288	$1,032,530,222

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$-	$21,184,969	$810,904,881	$47,108	$6,222,383	$55,125	$-	$838,414,466
Depreciation	-	1,095,406	29,449,352	3,014	342,579	1,893	-	30,892,244
Disposals	-	(69,360)	(4,591,258)	-	(16,790)	(2,423)	-	(4,679,831)
Transfers and reclassifications	-	161	(6,345)	-	-	-	-	(6,184)
Exchange effect	-	230,577	20,322,651	712	68,894	4,984	-	20,627,818
As of September 30, 2022	$-	$22,441,753	$856,079,281	$50,834	$6,617,066	$59,579	$-	$885,248,513
Net carrying amount:
As of September 30, 2022	$1,437,733	$15,191,320	$95,572,161	$6,234	$1,155,873	$4,100	$33,914,288	$147,281,709

24

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2022	$549,010	$2,422,389	$-	$1,312,703	$4,284,102
Disposals	-	-	-	(660)	(660)
Transfers and reclassifications	-	(1,228)	6,345	107	5,224
Exchange effect	(8,179)	30,842	-	10,614	33,277
As of September 30, 2022	$540,831	$2,452,003	$6,345	$1,322,764	$4,321,943

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2022	$-	$1,095,113	$-	$1,236,790	$2,331,903
Depreciation	-	70,892	-	49,195	120,087
Disposals	-	-	-	(660)	(660)
Transfers and reclassifications	-	(161)	6,345	-	6,184
Exchange effect	-	18,188	-	9,299	27,487
As of September 30, 2022	$-	$1,184,032	$6,345	$1,294,624	$2,485,001
Net carrying amount:
As of September 30, 2022	$540,831	$1,267,971	$-	$28,140	$1,836,942

b.	For the nine-month period ended September 30, 2021:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194
Additions	-	-	-	-	-	-	25,432,895	25,432,895
Disposals	-	(112)	(2,746,763)	(791)	(4,055)	-	(18,440)	(2,770,161)
Transfers and reclassifications	(97,688)	60,320	26,102,425	2,171	298,921	-	(24,124,646)	2,241,503
Exchange effect	(78,870)	(489,255)	(5,663,423)	(351)	(34,138)	(2,090)	(214,950)	(6,483,077)
As of September 30, 2021	$1,514,055	$36,828,463	$889,261,564	$55,927	$7,169,506	$61,684	$17,604,155	$952,495,354

25

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$-	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$-	$803,346,667
Depreciation	-	1,113,661	30,961,191	4,044	398,556	5,762	-	32,483,214
Disposals	-	(112)	(2,739,721)	(791)	(4,050)	-	-	(2,744,674)
Transfers and reclassifications	-	1,666	125,413	-	-	-	-	127,079
Exchange effect	-	(110,848)	(4,292,569)	(197)	(20,240)	(1,576)	-	(4,425,430)
As of September 30, 2021	$-	$20,855,655	$801,741,659	$45,788	$6,089,605	$54,149	$-	$828,786,856
Net carrying amount:
As of September 30, 2021	$1,514,055	$15,972,808	$87,519,905	$10,139	$1,079,901	$7,535	$17,604,155	$123,708,498

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979
Transfers and reclassifications	97,688	(19,978)	(125,413)	-	(47,703)
Exchange effect	(4,835)	(10,057)	-	(4,170)	(19,062)
As of September 30, 2021	$552,475	$2,421,276	$-	$1,311,463	$4,285,214

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$-	$1,007,545	$125,413	$1,171,885	$2,304,843
Depreciation	-	70,603	-	50,964	121,567
Transfers and reclassifications	-	(1,666)	(125,413)	-	(127,079)
Exchange effect	-	(4,335)	-	(3,193)	(7,528)
As of September 30, 2021	$-	$1,072,147	$-	$1,219,656	$2,291,803
Net carrying amount:
As of September 30, 2021	$552,475	$1,349,129	$-	$91,807	$1,993,411

26

c.	Details of interest expense capitalized were as follows:

	For the nine-month periods ended September 30,
	2022	2021
Interest expense capitalized	$827	$-
Interest rates applied	1.46% - 1.61%	-

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Land (including land use right)	$5,864,483	$4,877,702	$4,940,327
Buildings	220,997	284,011	269,300
Machinery and equipment	1,798,110	1,940,084	1,999,879
Transportation equipment	15,606	18,704	21,505
Other equipment	3,698	6,344	7,514
Net	$7,902,894	$7,126,845	$7,238,525

	For the three-month periods ended September 30,
	2022	2021
Depreciation
Land (including land use right)	$93,324	$80,990
Buildings	30,509	30,308
Machinery and equipment	51,516	52,121
Transportation equipment	3,030	2,790
Other equipment	1,039	1,131
Total	$179,418	$167,340

27

	For the nine-month periods ended September 30,
	2022	2021
Depreciation
Land (including land use right)	$264,967	$244,091
Buildings	91,570	91,251
Machinery and equipment	155,295	158,444
Transportation equipment	8,761	7,072
Other equipment	3,441	3,387
Total	$524,034	$504,245

i.	For the nine-month periods ended September 30, 2022 and 2021, the Company’s addition to right-of-use assets amounted to NT$1,094 million and NT$159 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Current	$559,355	$557,873	$549,414
Non-current	5,283,862	4,510,881	4,621,991
Total	$5,843,217	$5,068,754	$5,171,405

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

28

(10)	Intangible Assets

For the nine-month period ended September 30, 2022:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$15,012	$4,845,037	$4,491,164	$3,348,071	$12,699,284
Additions	-	2,112,847	-	346,299	2,459,146
Write-off	-	(1,440,796)	(1,344,682)	(628,496)	(3,413,974)
Reclassifications	-	(12,579)	-	-	(12,579)
Exchange effect	-	(102,637)	451,392	(13,154)	335,601
As of September 30, 2022	$15,012	$5,401,872	$3,597,874	$3,052,720	$12,067,478

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$7,398	$2,913,824	$3,324,667	$2,808,462	$9,054,351
Amortization	-	1,241,006	372,476	431,406	2,044,888
Write-off	-	(1,440,796)	(1,344,682)	(628,496)	(3,413,974)
Exchange effect	-	(61,302)	253,831	(11,207)	181,322
As of September 30, 2022	$7,398	$2,652,732	$2,606,292	$2,600,165	$7,866,587
Net carrying amount:
As of September 30, 2022	$7,614	$2,749,140	$991,582	$452,555	$4,200,891

For the nine-month period ended September 30, 2021:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287
Additions	-	1,277,415	56,323	247,851	1,581,589
Write-off	-	(461,770)	-	(366,672)	(828,442)
Reclassifications	-	188	-	-	188
Exchange effect	-	(130,556)	(187,293)	(16,087)	(333,936)
As of September 30, 2021	$15,012	$4,949,835	$4,399,495	$3,362,344	$12,726,686

29

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374
Amortization	-	1,167,746	404,245	550,362	2,122,353
Write-off	-	(461,770)	-	(366,672)	(828,442)
Exchange effect	-	(76,390)	(100,397)	(11,537)	(188,324)
As of September 30, 2021	$7,398	$2,664,614	$3,155,885	$2,707,064	$8,534,961
Net carrying amount:
As of September 30, 2021	$7,614	$2,285,221	$1,243,610	$655,280	$4,191,725

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended September 30,
	2022	2021
Operating costs	$307,638	$194,567
Operating expenses	$346,805	$535,007

	For the nine-month periods ended September 30,
	2022	2021
Operating costs	$1,008,714	$607,019
Operating expenses	$1,036,174	$1,515,334

(11)	Short-Term Loans

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Unsecured bank loans	$217,285	$1,924,124	$2,134,625

	For the nine-month periods ended September 30,
	2022	2021
Interest rates applied	0.33% - 3.60%	0.15% - 3.60%

30

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Embedded derivatives in exchangeable bonds	$313,377	$2,380,599	$1,417,422
Forward contracts	-	-	8,350
Total	$313,377	$2,380,599	$1,425,772

(13)	Bonds Payable

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Unsecured domestic bonds payable	$25,100,000	$31,300,000	$26,300,000
Unsecured exchangeable bonds payable	6,314,451	10,817,047	10,817,047
Less: Discounts on bonds payable	(785,523)	(1,580,389)	(1,654,536)
Total	30,628,928	40,536,658	35,462,511
Less: Current or exchangeable portion due within one year	(7,547,302)	(17,458,959)	(15,379,660)
Net	$23,081,626	$23,077,699	$20,082,851

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest was paid annually and the principal was fully repaid in June 2021.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest was paid annually and the principal was fully repaid in March 2022.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.

31

Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity. (Note)
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.

Note:	In accordance with the corporate bond repayment clauses, UMC transferred NT$2,057 million in cash to the agency on September 30, 2022, one business day prior to the repayment date, in preparation for the payment of principal and interest due on October 3, 2022 and accounted for it as other current assets.

b.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

32

iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (“NOVATEK”) on the Taiwan Stock Exchange (the “TWSE”), converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange at the time of redemption for payment in USD.
(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

33

iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of NOVATEK
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares. If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$583.3 per NOVATEK common share on September 30, 2022.

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
(ii)	The bondholders shall have exercised the exchange right before maturity; or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

For the nine-month period ended September 30, 2022, the Company has repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling US$166.5 million with derecognition of the related derivative financial liabilities. The difference between the repurchased amount and the carrying amount recognized in non-operating other gains and losses was immaterial.

34

(14)	Long-Term Loans

a.	Details of long-term loans as of September 30, 2022, December 31, 2021 and September 30, 2021 were as follows:

	As of
Lenders	September 30, 2022	December 31, 2021	September 30, 2021	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$10,948	$14,598	$15,814	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	18,000	-	-	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	38,649	47,568	50,541	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	6,563	13,125	15,312	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	35,000	44,000	47,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	18,103	22,759	24,310	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	90,479	101,000	101,000	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others (1) (Note A)	10,504,114	18,158,940	20,000,506	Repayable semi-annually from October 20, 2016 to October 20, 2024 with semi-annually interest payments. Interest-only payment for the first and the second year.

35

Secured Syndicated Loans from China Development Bank and 6 others (2)	$12,597,200	$12,236,000	$12,126,800	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi- annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank	47,000	47,000	-	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from KGI Bank	21,000	21,000	-	Repayable semi-annually from December 27, 2021 to December 27, 2026 with monthly interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from Shanghai Commercial Bank	22,200	-	-	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Unsecured Long-Term Loan from Xiamen Bank	-	436,126	432,667	Repayable semi-annually from November 24, 2020 to May 24, 2022 of RMB 0.1 million with monthly interest payments and the remaining principal will be repaid once at maturity. Interest-only payment for the first semi-annually year.
Unsecured Long-Term Loan from Bank of China	1,856,932	982,791	440,587	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	375,000	500,000	500,000	Repayable quarterly from March 10, 2022 to December 10, 2024 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	450,000	450,000	300,000	Repayable quarterly from March 24, 2023 to March 24, 2025 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	-	500,000	500,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.

36

Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	$-	$200,000	$400,000	Repayable annually from August 9, 2020 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note D)	-	550,000	700,000	Repayable quarterly from January 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (1) (Note E)	-	-	500,000	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (2) (Note F)	-	500,000	-	Repayable annually from August 10, 2023 to August 10, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note G and H)	300,000	300,000	300,000	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note G and H)	300,000	300,000	300,000	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note G and H)	200,000	200,000	200,000	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note I)	600,000	1,000,000	800,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Subtotal	27,491,188	36,624,907	37,754,537
Less: Current portion	(4,427,860)	(19,873,011)	(6,748,436)
Total	$23,063,328	$16,751,896	$31,006,101

	For the nine-month periods ended September 30,
	2022	2021
Interest rates applied	0.86% - 4.66%	0.85% - 4.66%

Note A: USCXM, the subsidiary of UMC failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan was reclassified to current liabilities as of December 31, 2021. As of February 7, 2022, the bank exemption of 2021 have been obtained and the loan was reclassified to non-current liabilities.

37

Note B: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of December 31, 2021 and September 30, 2021, the unused line of credit were nil and NT$0.5 billion, respectively.

Note C: UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of September 30, 2022, December 31, 2021 and September 30, 2021, the unused line of credit were NT$0.5 billion, NT$0.8 billion and NT$0.6 billion, respectively.

Note D: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of September 30, 2022, December 31, 2021 and September 30, 2021, the unused line of credit were NT$0.3 billion, NT$0.8 billion and NT$1 billion, respectively.

Note E: UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from September 11, 2018. The agreement offered UMC a revolving line of credit of NT$2.5 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The line of credit had expired on October 15, 2021. As of September 30, 2021, the unused line of credit was NT$1.5 billion.

Note F: UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from May 10, 2021. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 10, 2026. As of September 30, 2022 and December 31, 2021, the unused line of credit were NT$3 billion and NT$2.5 billion, respectively.

38

Note G: First Commercial Bank approved the 1-year credit loan on January 18, 2021, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to January 17, 2022. As of December 31, 2021 and September 30, 2021, the unused line of credit were NT$1.2 billion and NT$1.2 billion, respectively.

Note H: First Commercial Bank approved the 1-year credit loan on April 14, 2022, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 13, 2023. As of September 30, 2022, the unused line of credit was NT$1.2 billion.

Note I: UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of September 30, 2022, December 31, 2021 and September 30, 2021, the unused line of credit were NT$3.4 billion, NT$3 billion and NT$3.2 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$489 million, NT$419 million, NT$1,413 million and NT$1,221 million were contributed by the Company for the three-month and nine-month periods ended September 30, 2022 and 2021, respectively.

39

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and nine-month periods ended September 30, 2022 and 2021, total pension expenses of NT$8 million, NT$6 million, NT$25 million and NT$17 million, respectively, were recognized by the Company.

(16)	Deferred Government Grants

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Beginning balance	$8,543,798	$10,207,109	$10,207,109
Arising during the period	112,055	2,498,990	2,466,153
Recorded in profit or loss:
Other operating income	(3,184,168)	(4,069,055)	(3,027,832)
Exchange effect	216,416	(93,246)	(170,530)
Ending balance	$5,688,101	$8,543,798	$9,474,900

Current (classified under other current liabilities)	$3,266,874	$4,096,742	$4,136,795
Non-current (classified under other noncurrent liabilities-others)	2,421,227	4,447,056	5,338,105
Total	$5,688,101	$8,543,798	$9,474,900

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

40

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Refund liabilities	$778,463	$724,207	$832,031

(18)	Decommissioning liabilities (classified under other noncurrent liabilities-others)

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Decommissioning liabilities	$336,966	$-	$-

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost during the nine-month period ended September 30, 2022.

(19)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of September 30, 2022, December 31, 2021 and September 30, 2021, of which 12,482 million shares, 12,483 million shares, and 12,423 million shares were issued as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively, each at a par value of NT$10.

ii.	UMC had 140 million, 149 million and 154 million ADSs, which were traded on the NYSE as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively. The total number of common shares of UMC represented by all issued ADSs were 698 million shares, 746 million shares and 769 million shares as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively. One ADS represents five common shares.

iii.	On June 9, 2021, UMC issued restricted stocks for its employees in a total of 1 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

41

iv.	In April 2021, November 2021 and March 2022, UMC has recalled and cancelled 0.4 million shares, 1 million shares and 1 million shares, respectively of restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

v.	On September 3, 2021, the Board of Directors’ meeting approved the share exchange transaction with CHIPBOND. UMC issued 61 million common shares with a par value of NT$10 and obtained 53 million common shares newly issued by CHIPBOND. The aforementioned issuance of new shares was approved by the competent authority and the change in share registration was completed. The share exchanged date was November 5, 2021. Please refer to Note 6(3) for further information.

b.	Treasury stock:

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger. As of September 30, 2021, FORTUNE VENTURE CAPITAL CORP. held 16 million shares of UMC’s stock and the closing price on and September 30, 2021, was NT$64.00. On September 3, 2021, the share exchange transaction with CHIPBOND was approved by FORTUNE’s Board of Directors’ meeting. The 16 million shares of UMC held by FORTUNE were exchanged for 14 million common shares newly issued by CHIPBOND.

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

42

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2021 and 2020 was approved by the shareholders’ meeting held on May 27, 2022 and July 7, 2021, respectively. The details of distribution were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2021	2020	2021	2020
Legal reserve	$5,832,570	$3,197,890
Special reserve	(3,250,434)	(2,857,666)
Cash dividends	-	19,875,842	$-	$1.60

In addition, the shareholders’ meeting held on May 27, 2022 approved to distribute cash from additional paid-in capital of NT$37,446 million, at NT$3 per share.

The aforementioned 2021 and 2020 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 24, 2022 and February 24, 2021, respectively.

The cash dividend per share for 2020 was adjusted to NT$1.59988820 per share. The adjustment was due to the net increase of outstanding common shares from cancellation and issuance of the restricted stocks.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

43

d.	Non-controlling interests:

	For the nine-month periods ended September 30,
	2022	2021
Balance as of January 1	$223,181	$113,356
Impact of retroactive applications	(66,089)	-
Adjusted balance as of January 1	157,092	113,356
Attributable to non-controlling interests:
Net income (loss)	767,894	(723,783)
Other comprehensive income (loss)	89	(18)
Changes in subsidiaries’ ownership	(728)	(6,835)
Non-controlling interests	5,356	11,928
Others	(550,729)	760,274
Ending balance	$378,974	$154,922

(20)	Share-Based Payment

a.	Treasury stock plan for employees

In September 2020, the Company executed a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2021. For the three-month and nine-month periods ended September 30, 2021, the compensation cost of NT$79 million and NT$226 million, respectively, were recognized in expenses by the Company.

b.	Restricted stock plan for employees

On May 27, 2022, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 50 million common shares. The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC. It shall be executed in one tranche or in installments within two years from the date of receiving the effective registration. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame.

44

On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. The Company is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The aforementioned compensation costs for the equity-settled share-based payment issued in 2020 were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month and nine-month periods ended September 30, 2022 and 2021, the compensation costs of NT$358 million, NT$386 million, NT$1,117 million and NT$1,134 million, respectively, were recognized in expenses by the Company.

c.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

45

The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of September 30, 2022, the assumptions used are as follows:

	Granted in June 2021	Granted in September 2020
Share price of measurement date (NT$/ per share)	$35.75	$35.75
Expected volatility	39.78% - 43.15%	36.65% - 43.49%
Expected life	0.69 - 2.69 years	0.92 - 1.92 years
Expected dividend yield	5.50%	5.50%
Risk-free interest rate	1.22% - 1.36%	1.24% - 1.29%

For the three-month and nine-month periods ended September 30, 2022 and 2021, the compensation costs of NT$47 million, NT$57 million, NT$170 million and NT$205 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$304 million, NT$352 million and NT$284 million as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively. The intrinsic value for the liabilities of vested rights was nil.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended September 30,
	2022	2021
Wafer	$71,776,262	$53,635,288
Others	3,615,327	2,271,389
Total	$75,391,589	$55,906,677

	For the nine-month periods ended September 30,
	2022	2021
Wafer	$202,364,060	$147,874,101
Others	8,505,489	6,037,329
Total	$210,869,549	$153,911,430

46

ii.	By geography

	For the three-month periods ended September 30,
	2022	2021
Taiwan	$21,990,701	$21,051,092
Singapore	10,812,385	7,687,543
China (includes Hong Kong)	13,333,799	8,217,815
Japan	5,003,382	3,695,049
USA	9,328,370	6,337,559
Europe	2,196,453	1,384,098
Others	12,726,499	7,533,521
Total	$75,391,589	$55,906,677

	For the nine-month periods ended September 30,
	2022	2021
Taiwan	$73,215,198	$57,538,173
Singapore	28,638,192	21,501,077
China (includes Hong Kong)	35,024,280	22,124,839
Japan	12,912,201	10,110,553
USA	24,755,406	17,834,727
Europe	6,306,530	4,121,772
Others	30,017,742	20,680,289
Total	$210,869,549	$153,911,430

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By the timing of revenue recognition

	For the three-month periods ended September 30,
	2022	2021
At a point in time	$74,716,198	$55,382,914
Over time	675,391	523,763
Total	$75,391,589	$55,906,677

	For the nine-month periods ended September 30,
	2022	2021
At a point in time	$208,896,833	$152,495,014
Over time	1,972,716	1,416,416
Total	$210,869,549	$153,911,430

47

b.	Contract balances

i.	Contract assets, current

	As of
	September 30, 2022	December 31, 2021	September 30, 2021	December 31, 2020
Sales of goods and services	$790,092	$677,326	$609,207	$625,222
Less: Loss allowance	(406,032)	(357,705)	(359,279)	(367,381)
Net	$384,060	$319,621	$249,928	$257,841

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

ii.	Contract liabilities

	As of
	September 30, 2022	December 31, 2021	September 30, 2021	December 31, 2020
Sales of goods and services	$4,832,831	$4,083,140	$3,794,574	$2,497,469

Current	$4,317,001	$3,441,754	$3,362,279	$2,040,989
Non-current	515,830	641,386	432,295	456,480
Total	$4,832,831	$4,083,140	$3,794,574	$2,497,469

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$2,892 million and NT$1,111 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the nine-month periods ended September 30, 2022 and 2021.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$216 million and NT$140 million as of September 30, 2022 and 2021, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

48

d.	Asset recognized from costs to fulfill a contract with customer

As of September 30, 2022, December 31, 2021 and September 30, 2021, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$686 million, NT$612 million and NT$779 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2022			2021
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$7,825,694	$3,567,445	$11,393,139	$6,157,189	$3,071,123	$9,228,312
Labor and health insurance	393,290	146,389	539,679	318,373	119,293	437,666
Pension	388,100	108,951	497,051	323,439	101,436	424,875
Other employee benefit expenses	93,189	38,638	131,827	74,639	30,678	105,317
Depreciation	9,990,090	440,978	10,431,068	10,468,188	476,477	10,944,665
Amortization	345,094	349,525	694,619	205,464	537,003	742,467

	For the nine-month periods ended September 30,
	2022			2021
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$22,466,502	$10,491,518	$32,958,020	$17,181,506	$8,565,319	$25,746,825
Labor and health insurance	1,045,579	363,791	1,409,370	892,549	355,072	1,247,621
Pension	1,120,567	318,292	1,438,859	937,769	300,218	1,237,987
Other employee benefit expenses	259,322	112,285	371,607	205,603	84,123	289,726
Depreciation	29,992,188	1,339,357	31,331,545	31,483,928	1,423,580	32,907,508
Amortization	1,112,216	1,043,723	2,155,939	630,632	1,518,049	2,148,681

49

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss during the periods when earned for the nine-month periods ended September 30, 2022 and 2021. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2021 and 2020 were reported to the shareholders’ meeting on May 27, 2022 and July 7, 2021, respectively. The details of distribution were as follows:

	2021	2020
Employees’ compensation – Cash	$4,770,909	$2,581,675
Directors’ compensation	25,264	32,369

The aforementioned 2021 and 2020 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 24, 2022 and February 24, 2021.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

50

(23)	Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2022	2021
Government grants	$1,238,652	$1,229,381
Rental income from property, plant and equipment	48,934	44,095
Gain on disposal of property, plant and equipment	105,550	46,856
Others	(106,229)	(93,390)
Total	$1,286,907	$1,226,942

	For the nine-month periods ended September 30,
	2022	2021
Government grants	$3,736,949	$3,947,701
Rental income from property, plant and equipment	141,026	141,485
Gain on disposal of property, plant and equipment	441,140	71,404
Others	(290,515)	(267,764)
Total	$4,028,600	$3,892,826

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended September 30,
	2022	2021
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(1,474,693)	$406,243
Others	(1,460)	36,430
Total	$(1,476,153)	$442,673

	For the nine-month periods ended September 30,
	2022	2021
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(896,807)	$2,987,600
Loss on disposal of investments	-	(10,977)
Others	66,738	79,543
Total	$(830,069)	$3,056,166

51

b.	Finance costs

	For the three-month periods ended September 30,
	2022	2021
Interest expenses
Bonds payable	$111,943	$149,266
Bank loans	268,110	334,485
Lease liabilities	45,636	35,718
Others	3,184	27
Financial expenses	21,955	50,663
Total	$450,828	$570,159

	For the nine-month periods ended September 30,
	2022	2021
Interest expenses
Bonds payable	$386,387	$286,468
Bank loans	832,672	974,247
Lease liabilities	122,082	110,236
Others	27,789	113
Financial expenses	64,868	84,333
Total	$1,433,798	$1,455,397

(25)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(2,346,582)	$-	$(2,346,582)	$(29,445)	$(2,376,027)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(905,389)	-	(905,389)	-	(905,389)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	7,622,357	-	7,622,357	(51,028)	7,571,329
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	54,033	-	54,033	(8,427)	45,606
Total other comprehensive income (loss)	$4,424,419	$-	$4,424,419	$(88,900)	$4,335,519

52

	For the three-month period ended September 30, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(657,159)	$-	$(657,159)	$(57,127)	$(714,286)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	660,665	-	660,665	-	660,665
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(314,200)	-	(314,200)	1,356	(312,844)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(3,520)	-	(3,520)	(88)	(3,608)
Total other comprehensive income (loss)	$(314,214)	$-	$(314,214)	$(55,859)	$(370,073)

53

	For the nine-month period ended September 30, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(7,041,947)	$-	$(7,041,947)	$(190,740)	$(7,232,687)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(3,558,905)	-	(3,558,905)	-	(3,558,905)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	12,755,060	-	12,755,060	(99,743)	12,655,317
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	166,724	-	166,724	(22,259)	144,465
Total other comprehensive income (loss)	$2,320,932	$-	$2,320,932	$(312,742)	$2,008,190

	For the nine-month period ended September 30, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$3,135,224	$-	$3,135,224	$(117,822)	$3,017,402
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	2,259,582	-	2,259,582	-	2,259,582
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(4,004,938)	$2,283	$(4,002,655)	$16,638	$(3,986,017)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(43,963)	(381)	(44,344)	4,390	(39,954)
Total other comprehensive income (loss)	$1,345,905	$1,902	$1,347,807	$(96,794)	$1,251,013

54

(26)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended September 30,
	2022	2021
Current income tax expense (benefit):
Current income tax charge	$5,075,986	$1,896,652
Adjustments in respect of current income tax of prior periods	54	316
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(73,306)	(9,109)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(1,234)	211,560
Adjustment of prior year’s deferred income tax	48	344
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	1,798	154
Income tax expense recorded in profit or loss	$5,003,346	$2,099,917

55

	For the nine-month periods ended September 30,
	2022	2021
Current income tax expense (benefit):
Current income tax charge	$12,987,039	$3,457,508
Adjustments in respect of current income tax of prior periods	(585,806)	86,308
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	216,636	302,888
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	60,651	1,000,917
Adjustment of prior year’s deferred income tax	8,264	(308,116)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,117)	(17,647)
Income tax expense recorded in profit or loss	$12,672,667	$4,521,858

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2022	2021
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(29,445)	$(57,127)

	For the nine-month periods ended September 30,
	2022	2021
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(190,740)	$(117,822)

56

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2022	2021
Exchange differences on translation of foreign operations	$(51,028)	$1,356
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(8,427)	(88)
Income tax related to items that may be reclassified subsequently to profit or loss	$(59,455)	$1,268

	For the nine-month periods ended September 30,
	2022	2021
Exchange differences on translation of foreign operations	$(99,743)	$16,638
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(22,259)	4,390
Income tax related to items that may be reclassified subsequently to profit or loss	$(122,002)	$21,028

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of September 30, 2022, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2019, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012.

c.	UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended September 30,
	2022	2021
Net income attributable to the parent company	$26,996,184	$17,460,235
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,305,517	12,206,293
Earnings per share-basic (NTD)	$2.19	$1.43

57

	For the nine-month periods ended September 30,
	2022	2021
Net income attributable to the parent company	$68,130,535	$39,831,225
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,290,906	12,206,293
Earnings per share-basic (NTD)	$5.54	$3.26

b.	Earnings per share-diluted

	For the three-month periods ended September 30,
	2022	2021
Net income attributable to the parent company	$26,996,184	$17,460,235
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,305,517	12,206,293
Effect of dilution
Restricted stocks for employees	148,027	155,228
Employees’ compensation	182,118	49,580
Weighted-average number of ordinary shares after dilution (thousand shares)	12,635,662	12,411,101
Earnings per share-diluted (NTD)	$2.14	$1.41

	For the nine-month periods ended September 30,
	2022	2021
Net income attributable to the parent company	$68,130,535	$39,831,225
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,290,906	12,206,293
Effect of dilution
Restricted stocks for employees	166,981	150,968
Employees’ compensation	199,724	58,732
Weighted-average number of ordinary shares after dilution (thousand shares)	12,657,611	12,415,993
Earnings per share-diluted (NTD)	$5.38	$3.21

58

(28)	Reconciliation of Liabilities Arising from Financing Activities

For the nine-month period ended September 30, 2022:

			Non-cash changes
Items	As of January 1, 2022	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2022
Short-term loans	$1,924,124	$(1,759,376)	$52,537	$-	$217,285
Long-term loans (current portion included)	36,624,907	(10,940,671)	1,806,952	-	27,491,188
Bonds payable (current portion included)	40,536,658	(10,763,239)	-	855,509 (Note B)	30,628,928
Guarantee deposits (current portion included)	14,369,769	15,374,267	2,202,442	-	31,946,478 (Note D)
Lease liabilities	5,068,754	(538,134)	98,151	1,214,446	5,843,217
Other financial liabilities (Note C)	20,966,209	-	620,509	137,282	21,724,000

For the nine-month period ended September 30, 2021:

			Non-cash changes
Items	As of January 1, 2021	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2021
Short-term loans	$11,057,132	$(8,750,043)	$(172,464)	$-	$2,134,625
Long-term loans (current portion included)	33,066,106	5,223,307	(534,876)	-	37,754,537
Bonds payable (current portion included)	18,690,384	18,710,042	-	(1,937,915) (Note B)	35,462,511
Guarantee deposits (current portion included)	235,992	11,324,092	(3,524)	-	11,556,560 (Note D)
Lease liabilities	5,576,864	(525,296)	(134,699)	254,536	5,171,405
Other financial liabilities (Note C)	20,746,624	-	(349,444)	286,005	20,683,185

59

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(13) for the Company’s exchangeable bonds.

Note C: Please refer to Note 9(6) for more details on other financial liabilities.

Note D: Guarantee deposits mainly consisted of deposits of capacity reservation.

7.	RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2022	2021
Associates	$1,802,324	$638,428
Others	11,462	7,688
Total	$1,813,786	$646,116

	For the nine-month periods ended September 30,
	2022	2021
Associates	$4,797,869	$1,797,271
Others	39,399	25,762
Total	$4,837,268	$1,823,033

60

Accounts receivable, net

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Associates	$1,250,617	$555,064	$241,725
Others	5,041	11,274	6,117
Total	$1,255,658	$566,338	$247,842

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end or net 30 - 60 days.

Refund liabilities (classified under other current liabilities)

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Associates	$3,655	$1,841	$1,887
Others	38	27	34
Total	$3,693	$1,868	$1,921

b.	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

For the three-month periods ended September 30, 2022 and 2021: None.

For the nine-month period ended September 30, 2022: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the nine-month period ended September 30, 2021
Associates	82	Stock of ARTERY TECHNOLOGY CORPORATION	$13,929

61

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended September 30,
	2022	2021
Associates	$18,159	$8,350

	Purchase price
	For the nine-month periods ended September 30,
	2022	2021
Associates	$163,572	$123,321

c.	Others

Mask expenditure

	For the three-month periods ended September 30,
	2022	2021
Others	$543,923	$475,317

	For the nine-month periods ended September 30,
	2022	2021
Others	$1,840,217	$1,410,366

Other payables of mask expenditure

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Others	$703,219	$560,042	$572,155

d.	Key management personnel compensation

	For the three-month periods ended September 30,
	2022	2021
Short-term employee benefits	$875,434	$176,783
Post-employment benefits	677	527
Share-based payment	222,987	272,502
Others	162	143
Total	$1,099,260	$449,955

62

	For the nine-month periods ended September 30,
	2022	2021
Short-term employee benefits	$1,365,232	$487,587
Post-employment benefits	2,092	1,525
Share-based payment	678,549	868,946
Others	487	433
Total	$2,046,360	$1,358,491

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

As of September 30, 2022, December 31, 2021 and September 30, 2021

	Carrying Amount
	As of
	September 30, 2022	December 31, 2021	September 30, 2021	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$812,248	$811,660	$811,660	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	236,587	234,304	232,895	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	20,619	20,619	20,619	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	-	-	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	-	-	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development

63

Refundable Deposits (Time deposit)	$34,100	$26,600	$31,354	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,044,490	1,151,200	1,149,835	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	475,350	-	-	CTBC Bank Singapore Branch	Collateral for letter of credit
Refundable Deposits (Bank deposit)	7,653	6,711	7,544	Shanghai Commercial Bank and Chang Hwa Commercial Bank	Collateral for letter of credit
Buildings	4,964,508	5,014,814	5,032,554	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	16,803,294	25,189,533	27,900,685	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI bank, First Commercial Bank, Shanghai Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	815	1,802	2,119	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	75,458	161,604	189,324	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	284,037	280,697	280,319	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$24,832,227	$32,899,544	$35,658,908

64

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of September 30, 2022, amounts available under unused letters of credit for importing machinery and equipment were NT$0.8 billion.

(2)	As of September 30, 2022, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$1.8 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.2 billion. As of September 30, 2022, the portion of royalties and development fees not yet recognized was NT$1.2 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of September 30, 2022, these construction contracts amounted to approximately NT$44.5 billion and the portion of the contracts not yet recognized was approximately NT$24.9 billion.

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, UMC recognized a financial liability in other financial liabilities, current and other noncurrent liabilities-others, respectively for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

65

On April 27, 2022, the Board of Directors of UMC approved an investment to increase capital of RMB 4.12 billion or equivalent US dollars (approximately US$0.66 billion) in its Cayman Islands subsidiary, UNITED MICROCHIP CORPORATION, for its Samoa subsidiary, GREEN EARTH LIMITED, to purchase the shares of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (hereinafter referred to as USCXM) from XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.; in addition, the Company's subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD., plans to purchase shares of USCXM with RMB 0.74 billion or equivalent US dollars (approximately US$0.12 billion) from FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP. As a result, the total investment amount is RMB 4.86 billion. The transaction will be completed in three years consecutively from 2022 at the ratio of 60%, 20% and 20%, respectively.

(7)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case, and the motion is currently pending.

66

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

None.

12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	September 30, 2022	December 31, 2021	September 30, 2021
Financial assets at fair value through profit or loss	$19,336,864	$20,446,295	$18,225,842
Financial assets at fair value through other comprehensive income	12,793,718	19,835,665	13,661,367
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	180,643,356	132,616,447	113,098,884
Receivables	46,457,303	36,047,680	34,120,512
Refundable deposits	2,757,248	2,358,549	2,410,884
Other financial assets	2,969,600	28,863,470	30,639,713
Total	$264,958,089	$240,168,106	$212,157,202

Financial Liabilities
Financial liabilities at fair value through profit or loss	$313,377	$2,380,599	$1,425,772
Financial liabilities measured at amortized cost
Short-term loans	217,285	1,924,124	2,134,625
Payables	56,195,305	37,657,300	34,116,095
Guarantee deposits (current portion included)	31,946,478	14,369,769	11,556,560
Bonds payable (current portion included)	30,628,928	40,536,658	35,462,511
Long-term loans (current portion included)	27,491,188	36,624,907	37,754,537
Lease liabilities	5,843,217	5,068,754	5,171,405
Other financial liabilities	21,724,000	20,966,209	20,683,185
Total	$174,359,778	$159,528,320	$148,304,690

67

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2022 and 2021 decreases/increases by NT$455 million and NT$1,284 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2022 and 2021 decreases/increases by NT$405 million and increases/decreases by NT$723 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2022 and 2021 decreases/increases by NT$543 million and NT$473 million, respectively.

68

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), 6(13) and 6(14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2022 and 2021 to decrease/increase by NT$21 million and NT$30 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, while exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2022 and 2021 by NT$283 million and NT$324 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the nine-month periods ended September 30, 2022 and 2021 by NT$475 million and NT$570 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

69

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2022, December 31, 2021 and September 30, 2021, accounts receivable from the top ten customers represent 58%, 60% and 59% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2022
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$217,752	$-	$-	$-	$217,752
Payables	55,779,792	-	-	-	55,779,792
Guarantee deposits	190,832	3,717,837	937,407	27,100,402	31,946,478
Bonds payable (Note)	2,356,705	8,774,218	10,609,369	4,157,848	25,898,140
Long-term loans	5,545,796	12,064,192	9,803,576	4,613,621	32,027,185
Lease liabilities	686,025	1,256,632	1,209,483	4,356,586	7,508,726
Other financial liabilities	17,485,758	4,371,673	-	-	21,857,431
Total	$82,262,660	$30,184,552	$22,559,835	$40,228,457	$175,235,504

70

	As of December 31, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$1,939,109	$-	$-	$-	$1,939,109
Payables	37,455,640	-	-	-	37,455,640
Guarantee deposits	108,740	3,432,749	-	10,828,280	14,369,769
Bonds payable (Note)	8,612,255	8,869,431	10,656,506	4,178,008	32,316,200
Long-term loans	21,084,795	2,543,611	11,021,076	5,976,645	40,626,127
Lease liabilities	688,613	1,198,528	1,050,786	2,841,010	5,778,937
Other financial liabilities	12,738,246	8,492,466	-	-	21,230,712
Total	$82,627,398	$24,536,785	$22,728,368	$23,823,943	$153,716,494

	As of September 30, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$2,150,832	$-	$-	$-	$2,150,832
Payables	33,637,132	-	-	-	33,637,132
Guarantee deposits	70,395	264,890	1,686,868	9,534,407	11,556,560
Bonds payable (Note)	6,590,309	7,438,063	9,002,820	4,184,728	27,215,920
Long-term loans	8,018,882	14,754,345	12,942,649	7,767,197	43,483,073
Lease liabilities	683,354	1,198,551	1,013,221	3,018,582	5,913,708
Other financial liabilities	12,624,563	8,416,675	-	-	21,041,238
Total	$63,775,467	$32,072,524	$24,645,558	$24,504,914	$144,998,463
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$1,884,728	$-	$-	$-	$1,884,728
Outflow	(1,893,078)	-	-	-	(1,893,078)
Net	$(8,350)	$-	$-	$-	$(8,350)

71

Note:	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$2,446 million, NT$8,482 million and NT$6,452 million as of September 30, 2022, December 31, 2021 and September 30, 2021, respectively. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2022 and December 31, 2021: None.

As of September 30, 2021

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell US$68 million	September 8, 2021 - October 26, 2021

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

72

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$637,110	$-	$37,711	$674,821
Financial assets at fair value through profit or loss, noncurrent	6,448,465	521,753	11,691,825	18,662,043
Financial assets at fair value through other comprehensive income, current	2,446,101	-	-	2,446,101
Financial assets at fair value through other comprehensive income, noncurrent	7,052,682	-	3,294,935	10,347,617
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	313,377	313,377

73

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$761,320	$-	$183,701	$945,021
Financial assets at fair value through profit or loss, noncurrent	9,323,064	497,751	9,680,459	19,501,274
Financial assets at fair value through other comprehensive income, current	8,482,334	-	-	8,482,334
Financial assets at fair value through other comprehensive income, noncurrent	8,849,869	-	2,503,462	11,353,331
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	2,380,599	2,380,599

	As of September 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$715,489	$-	$223,932	$939,421
Financial assets at fair value through profit or loss, noncurrent	7,499,746	413,440	9,373,235	17,286,421
Financial assets at fair value through other comprehensive income, current	6,452,239	-	-	6,452,239
Financial assets at fair value through other comprehensive income, noncurrent	4,957,368	-	2,251,760	7,209,128
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	8,350	1,417,422	1,425,772

74

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the nine-month periods ended September 30, 2022 and 2021, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2022	$3,584,326	$2,580,246	$3,464,652	$234,936	$9,864,160	$2,351,603	$151,859	$2,503,462
Recognized in profit (loss)	52,572	(146,629)	732,322	(12,739)	625,526	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	772,441	19,032	791,473
Acquisition	192,258	399,181	534,292	-	1,125,731	-	-	-
Disposal	(7,719)	(15,782)	-	(149,850)	(173,351)	-	-	-
Transfer out of Level 3	(326,577)	-	-	-	(326,577)	-	-	-
Exchange effect	108,949	177,635	320,444	7,019	614,047	-	-	-
As of September 30, 2022	$3,603,809	$2,994,651	$5,051,710	$79,366	$11,729,536	$3,124,044	$170,891	$3,294,935

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2022	$2,380,599
Recognized in profit (loss)	(1,588,876)
Derecognition	(478,346)
As of September 30, 2022	$313,377

75

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2021	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772
Recognized in profit (loss)	72,108	(584,794)	912,142	1,433	400,889	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	812,236	(28,248)	783,988
Acquisition	219,016	496,195	179,367	83,381	977,959	-	-	-
Disposal	(261,485)	(285,646)	-	(11,900)	(559,031)	-	-	-
Return of capital	(184)	-	(58,930)	-	(59,114)	-	-	-
Transfer out of Level 3	(121,177)	-	-	-	(121,177)	-	-	-
Exchange effect	(18,225)	(39,920)	(33,505)	(1,536)	(93,186)	-	-	-
As of September 30, 2021	$3,131,531	$2,864,838	$3,313,090	$287,708	$9,597,167	$2,109,863	$141,897	$2,251,760

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2021	$-
Recognized in profit (loss)	(602,683)
Issuance	2,020,105
As of September 30, 2021	$1,417,422

The total profit of NT$626 million and NT$143 million for the nine-month periods ended September 30, 2022 and 2021, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit of NT$1,076 million and NT$603 million for the nine-month periods ended September 30, 2022 and 2021, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

76

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of September 30, 2022
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2022 by NT$292 million and NT$210 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2022 by NT$240 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	36.32%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2022 by NT$38 million and NT$29 million, respectively.

77

As of September 30, 2021
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2021 by NT$283 million and NT$246 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2021 by NT$166 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	44.80%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2021 by NT$213 million and NT$228 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

78

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of September 30, 2022

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$30,870,400	$24,910,371	$5,960,029	$-	$30,628,928
Long-term loans (current portion included)	27,491,188	-	27,491,188	-	27,491,188

As of December 31, 2021

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$41,947,014	$31,442,469	$10,504,545	$-	$40,536,658
Long-term loans (current portion included)	36,624,907	-	36,624,907	-	36,624,907

As of September 30, 2021

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$36,994,924	$26,482,566	$10,512,358	$-	$35,462,511
Long-term loans (current portion included)	37,754,537	-	37,754,537	-	37,754,537

79

(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	September 30, 2022			December 31, 2021
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,372,347	31.69	$43,489,678	$979,780	27.62	$27,061,533
JPY:NTD	8,890,829	0.2182	1,939,979	2,766,458	0.2385	659,800
RMB:NTD	1,654	4.449	7,358	1,647	4.320	7,115
SGD:USD	107,817	0.6980	2,384,870	61,404	0.7375	1,250,787
USD:RMB	519,955	7.0998	16,423,813	510,165	6.3757	14,051,480
USD:JPY	200,444	144.81	6,333,533	166,107	115.02	4,556,692
Non-Monetary items
USD:NTD	209,249	31.69	6,631,116	190,267	27.62	5,255,170
Financial Liabilities
Monetary items
USD:NTD	1,224,747	31.79	38,934,703	578,045	27.72	16,023,407
JPY:NTD	9,605,729	0.2223	2,135,354	2,851,383	0.2426	691,856
RMB:NTD (Note C)	4,829,058	4.499	21,725,934	4,798,085	4.370	20,967,632
SGD:USD	190,122	0.7015	4,239,858	102,625	0.7413	2,108,815
USD:RMB	391,286	7.0998	12,498,447	645,684	6.3757	17,989,938
USD:JPY	37,013	144.81	1,191,488	17,916	115.02	499,929

	As of
	September 30, 2021
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,021,257	27.79	$28,380,721
JPY:NTD	2,561,960	0.2471	633,060
EUR:NTD	49,322	32.14	1,585,194
RMB:NTD	1,645	4.281	7,040
SGD:USD	84,301	0.7337	1,718,867
USD:RMB	396,472	6.4854	11,007,645
USD:JPY	190,812	111.95	5,278,409

80

Non-Monetary items
USD:NTD	$176,587	27.79	$4,907,353
Financial Liabilities
Monetary items
USD:NTD	557,202	27.89	15,540,368
JPY:NTD	3,184,764	0.2512	800,013
RMB:NTD (Note C)	4,775,858	4.331	20,684,240
SGD:USD	97,485	0.7375	2,005,148
USD:RMB	653,385	6.4854	18,352,444
USD:JPY	27,077	111.95	761,441

Note A: The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Note B: Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

Note C: Please refer to Note 9(6) for more details on other financial liabilities.

(9)	Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2022 and 2021 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

81

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of September 30, 2022, December 31, 2021 and September 30, 2021 were as follows:

	As of
	September 30, 2022	December 31, 2021	September 30, 2021
Total liabilities	$204,204,549	$183,223,887	$171,188,907
Less: Cash and cash equivalents	(180,649,140)	(132,622,131)	(113,104,860)
Net debt	23,555,409	50,601,756	58,084,047
Total equity	315,189,371	281,202,884	257,603,724
Total capital	$338,744,780	$331,804,640	$315,687,771
Debt to capital ratios	6.95%	15.25%	18.40%

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the nine-month period ended September 30, 2022: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2022: Please refer to Attachment 3.

c.	Securities held as of September 30, 2022 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2022: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2022: Please refer to Attachment 6.

82

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2022: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2022: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2022: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of September 30, 2022 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 8 and 9.

(3)	Information of major shareholders as of September 30, 2022: Please refer to Attachment 12.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

83

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2022

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$48,155,533	Net 60 days	23%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	10,187,920	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	862,148	Net 30 days	0%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	15,315	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	502,155	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	14,101	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	3,125,662	Net 60 days	1%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	870,217	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	1,099,977	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	247,910	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	886,724	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	421,481	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	117,867	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	18,337	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	589,090	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	94,918	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Sales	108,342	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	341,140	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	96,072	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	237,238	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	9,568	-	0%

For the nine-month period ended September 30, 2021

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$35,546,661	Net 60 days	23%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,290,803	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	916,980	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	20,102	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	2,250,844	Net 60 days	1%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	560,468	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	1,099,945	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	208,517	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	361,191	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	80,997	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	275,221	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	58,311	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

84

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	Other receivables - related parties	Yes	$500,000	$-	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$31,481,040	$125,924,159

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

85

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$141,664,679	$18,310,550	$13,842,260 (Note 5)	$11,553,270 (Note 5)	$-	4.40%	$141,664,679

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$14,285,719	$7,758,461	$5,152,199	$4,574,762	$-	16.23%	$14,285,719

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of September 30, 2022.
Note 5: Total endorsement amount is up to USD 149 million and CNY 2.05 billion. As of September 30, 2022, actual amount provided was NT$11.55 billion.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2022.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2022.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

86

ATTACHMENT 4 (Securities held as of September 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	22,174	$224,623	1.34	$224,623	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	136,800	1.10	136,800	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	82,390	0.22	82,390	None
Fund	RED ARC GLOBAL INVESTMENTS (IRELAND) ICAV TERM LIQUIDITY FUND	-	Financial assets at fair value through profit or loss, current	57	193,297	0.23	193,297	None
Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	196,984	18.00	196,984	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,474,808	9.79	1,474,808	None
Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	182,277	9.38	182,277	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,431,868	7.66	1,431,868	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	390,472	6.29	390,472	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	313,644	4.20	313,644	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	630,867	1.67	630,867	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	222,068	0.71	222,068	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	18,200	-	18,200	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	11,170	2,446,101	1.83	2,446,101	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	142,535	2,394,591	19.02	2,394,591	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	2,395,764	10.74	2,395,764	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	818,055	8.67	818,055	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	2,684,773	7.20	2,684,773	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	5,275	1,155,263	0.87	1,155,263	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	170,891	-	170,891	None

87

ATTACHMENT 4 (Securities held as of September 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets measured at amortized cost, current	20	$20,000	-	N/A	None
Convertible bonds	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, current	-	31,690	-	31,690	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	2,438	19.65	2,438	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	97,290	15.06	97,290	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	-	14.49	-	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,328	24,137	11.28	24,137	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	20,500	10.23	20,500	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	80,927	9.12	80,927	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	15,984	8.18	15,984	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	8,550	7.50	8,550	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,751	112,539	6.80	112,539	None
Stock	TAIWAN REDEYE BIOMEDIAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	743	6,441	6.46	6,441	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	HYE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,566	58,412	5.22	58,412	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	315,000	4.53	315,000	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	330	5,237	4.50	5,237	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	12,646	4.01	12,646	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	140,544	3.49	140,544	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	251,972	3.37	251,972	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	43,680	3.21	43,680	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	45,190	3.16	45,190	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	111,287	3.11	111,287	None
Stock	UHT UNITECH COMPANY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	20,250	3.01	20,250	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	208,170	2.96	208,170	None

88

ATTACHMENT 4 (Securities held as of September 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	$37,380	2.87	$37,380	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	503,553	2.56	503,553	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,214	68,643	2.36	68,643	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	198,562	2.07	198,562	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	8,358	2.05	8,358	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,989	706,419	1.89	706,419	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,005	91,829	1.76	91,829	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	143,400	1.50	143,400	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	72,600	1.33	72,600	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	44,007	1.30	44,007	None
Stock	M3 TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	440	39,160	1.09	39,160	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	444	7,764	1.01	7,764	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	474	34,744	0.99	34,744	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	850	44,795	0.93	44,795	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	ROARING SUCCESS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	317	6,942	0.64	6,942	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	217	11,368	0.64	11,368	None
Stock	EVERGREEN AVIATION TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,600	123,200	0.45	123,200	None
Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400	209,600	0.27	209,600	None
Stock	CHANG WAH TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,179	62,763	0.23	62,763	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	35,077	0.20	35,077	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5	-	0.15	-	None
Stock	SHINFOX ENERGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	66	4,376	0.03	4,376	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	13	0.02	13	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	1,516	-	1,516	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	-	-	-	None

89

ATTACHMENT 4 (Securities held as of September 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	$238,354	-	$238,354	None
Stock-Preferred Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,055	85,353	-	85,353	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,050	102,739	-	102,739	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,400	21,496	-	21,496	None
Stock-Preferred Stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	897	95,070	-	95,070	None
Stock-Preferred Stock	HAHOW INC.	-	Financial assets at fair value through profit or loss, noncurrent	151,217	126,760	-	126,760	None
Stock-Preferred Stock	TAISHIN FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,305	55,524	-	55,524	None
Convertible bonds	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	170	16,150	-	16,150	None
Convertible bonds	PHISON ELECTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,140	114,000	-	114,000	None
Convertible bonds	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, noncurrent	50	5,007	-	5,007	None
Convertible bonds	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	300	30,000	-	30,000	None
Convertible bonds	GIANT MANUFACTURING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	10,055	-	10,055	None
Convertible bonds	GLORIA MATERIAL TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	350	34,650	-	34,650	None
Convertible bonds	GENESYS LOGIC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	20	2,000	-	2,000	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	728,280	7.00	728,280	None
Convertible bonds	CHUNG HWA CHEMICAL INDUSTRIAL WORKS,LTD.	-	Prepayments for investments	20	2,012	-	N/A	None

TLC CAPITAL CO., LTD.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$266,806	18.18	$266,806	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	133,542	13.99	133,542	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	393,295	13.16	393,295	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,606	112,392	10.23	112,392	None
Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	246,245	9.99	246,245	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	170,033	7.14	170,033	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	9,840	4.91	9,840	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	248,056	4.24	248,056	None

90

ATTACHMENT 4 (Securities held as of September 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,321	$102,964	3.53	$102,964	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	20,010	2.24	20,010	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,900	63,947	1.59	63,947	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,387	10,470	1.18	10,470	None
Stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,256	111,920	1.17	111,920	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,055	56,018	0.81	56,018	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	375,535	0.77	375,535	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	142,217	0.64	142,217	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	850	30,473	0.32	30,473	None
Stock	EVERGREEN STEEL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	536	28,569	0.13	28,569	None
Stock	ALLIED SUPREME CORP.	-	Financial assets at fair value through profit or loss, noncurrent	58	19,285	0.07	19,285	None
Convertible bonds	ALL COSMOS BIO-TECH HOLDING CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	18,820	-	18,820	None
Capital-Preferred stock	CHIPBETTER MICROELECTRONICS INC.(formerly GUANGXI CHIPBETTER MICROELECTRONICS INC.)	-	Financial assets at fair value through profit or loss, noncurrent	672	47,178	-	47,178	None
Capital-Preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	67,985	-	67,985	None
Capital-Preferred stock	HEFEI TBSTEST TECHNOLOGIES CO., LTD	-	Financial assets at fair value through profit or loss, noncurrent	168	33,376	-	33,376	None
Capital-Preferred stock	LINSI MICROELECTRONICS (SHENZHEN) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	459	26,694	-	26,694	None
Capital-Preferred stock	WUHAN JIMU INTELLIGENT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	41	27,260	-	27,260	None
Capital-Preferred stock	ZHEJIANG SAXUM SEMICONDUCTOR TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	280	34,222	-	34,222	None
Capital-Preferred stock	NINGBO JSAB SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	115	38,113	-	38,113	None
Capital-Preferred stock	MZ OPTOELECTRONIC TECHNOLOGY (SHANGHAI) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	118	26,694	-	26,694	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	283	-	283	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	-	-	-	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	-	-	-	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767	560,617	-	560,617	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	31,891	-	31,891	None

91

ATTACHMENT 4 (Securities held as of September 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,697		$38,190	-		$38,190	None
Stock-Preferred stock	SINO APPLIED TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	855		14,260	-		14,260	None
Stock-Preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249		55,530	-		55,530	None
Stock-Preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,494		125,213	-		125,213	None

UMC CAPITAL CORP.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,796	14.33	USD	2,796	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	21,163	11.47	USD	21,163	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	19,707	8.87	USD	19,707	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,836	8.78	USD	1,836	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	15,216	7.76	USD	15,216	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,771	5.03	USD	6,771	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	4,690	4.53	USD	4,690	None
Stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454		-	4.43		-	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,566	3.25	USD	2,566	None
Fund	GROVE VENTURES III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	405	2.19	USD	405	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	16,779	1.76	USD	16,779	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,727	1.69	USD	12,727	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,605	1.38	USD	3,605	None
Stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	374	USD	1,039	0.91	USD	1,039	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	4	0.46	USD	4	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	2,677	0.32	USD	2,677	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	828	-	USD	828	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349		-	-		-	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	5,645	-	USD	5,645	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614		-	-		-	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	6,223	-	USD	6,223	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	2	-	USD	2	None

92

ATTACHMENT 4 (Securities held as of September 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	5,153	-	USD	5,153	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	1,826	-	USD	1,826	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	3,645	-	USD	3,645	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	1,760	-	USD	1,760	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,864	USD	2,552	-	USD	2,552	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	490	USD	5,557	-	USD	5,557	None
Stock-Preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	333	USD	1,744	-	USD	1,744	None
Stock-Preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	117	USD	801	-	USD	801	None
Stock-Preferred stock	AMMAX BIO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	493	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	CLEARMIND BIOMEDICAL, INC.	-	Financial assets at fair value through profit or loss, noncurrent	400	USD	1,000	-	USD	1,000	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,315	-	USD	1,315	None

TERA ENERGY DEVELOPMENT CO., LTD.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	357		$5,007	1.18		$5,007	None

SINO PARAGON LIMITED

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$84,710	11.13		$84,710	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		43,729	5.00		43,729	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

				September 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	63,918	9.71	RMB	63,918	None

93

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
None

94

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Fab	2022.03.25	$1,411,596	By the construction progress	L&K ENGINEERING (SUZHOU) CO., LTD. SINGAPORE BRANCH	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None
Fab	2022.01.05 - 2022.05.24	688,490	By the construction progress	GANG-WEI CONSTRUCTION CO.,LTD	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None
Fab	2022.07.05	8,813,556	By the construction progress	L&K ENGINEERING CO.,LTD. (SINGAPORE BRANCH)	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None

95

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

96

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$48,155,533	31%	Net 60 days	N/A	N/A		$10,187,920	30%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		3,061,074	2%	Month-end 60 days	N/A	N/A		776,607	2%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		862,148	1%	Net 30 days	N/A	N/A		15,315	0%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales		502,155	0%	Net 30 days	N/A	N/A		14,101	0%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		399,053	0%	Month-end 60 days	N/A	N/A		209,908	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Purchases		886,447	1%	Net 30 days or 45 days	N/A	N/A		308,153	4%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,604,978	90%	Net 60 days	N/A	N/A	USD	322,244	89%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	100,941	6%	Net 60 days	N/A	N/A	USD	27,541	7%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	37,902	2%	Net 60 days	N/A	N/A	USD	7,854	2%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	19,847	1%	Net 60 days	N/A	N/A	USD	2,995	1%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	11,483	1%	Net 60 days	N/A	N/A	USD	3,042	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	JPY	13,625,378	17%	Net 60 days	N/A	N/A	JPY	3,988,164	16%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	248,414	6%	Net 60 days	N/A	N/A	RMB	55,723	7%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	229,619	5%	Net 60 days	N/A	N/A	RMB	52,002	7%
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	Sales	RMB	200,254	5%	Net 30 days or 45 days	N/A	N/A	RMB	94,736	12%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	26,619	1%	Month-end 30 days	N/A	N/A	RMB	4,121	1%

97

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales		$589,090	20%	Net 60 days	N/A	N/A		$94,918	31%
UNITED MICROELECTRONICS CORPORATION	Parent company	Sales		108,342	4%	Month-end 30 days	N/A	N/A		-	-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	RMB	77,042	3%	Net 60 days	N/A	N/A	RMB	21,594	4%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales	RMB	53,577	2%	Month-end 30 days	N/A	N/A	RMB	2,151	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	25,808	1%	Net 45 days	N/A	N/A	RMB	602	0%

UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Parent company	Purchases	RMB	52,913	53%	Month-end 30 days	N/A	N/A	RMB	2,151	48%
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	Purchases	RMB	39,588	40%	Net 30 days	N/A	N/A	RMB	1,799	40%

98

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance							Overdue receivables
Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary	$-		$10,187,920	$15,832		$10,203,752	7.79	$-	-		$4,633,626		$8,166
FARADAY TECHNOLOGY CORPORATION	Associate	-		776,607	-		776,607	7.79	-	-		99,633		620
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	-		209,908	-		209,908	5.06	104,252	Collection in subsequent period		-		169

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance							Overdue receivables
Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY -	JPY	3,988,164	JPY -	JPY	3,988,164	6.28	JPY -	-	JPY	2,077,157	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance							Overdue receivables
Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status	Amount received in subsequent period		Loss allowance
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	RMB -	RMB	94,736	RMB 13,490	RMB	108,226	5.64	RMB -	-	RMB	41,822	RMB	65
UMC GROUP (USA)	Associate	RMB -	RMB	55,723	RMB -	RMB	55,723	6.19	RMB -	-	RMB	-	RMB	40
FARADAY TECHNOLOGY CORPORATION	Associate	RMB -	RMB	52,002	RMB -	RMB	52,002	6.11	RMB -	-	RMB	20,509	RMB	38

99

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2022) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,129,085	$138,190	$138,190
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	156,535	1,401	1,401
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	5,624,268	(439,024)	(439,024)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	11,482,672	942,103	942,103
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	433,942	100.00	4,958,347	288,310	288,310
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	44,247	5,382	5,382
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	607,485	100.00	6,680,839	(659,017)	(659,017)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	20,995	1,562	1,562
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	760,579	41,150	41,150
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	131,360	(6,860)	(6,860)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	32,479,510	6,595,907	6,595,907
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	22,486,934	6,179,376	6,179,376
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	79.50	1,421,091	761,862	606,001
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(12,638)	-
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	393,975	(42,066)	(517,240)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,342,800		2,342,800	326,734	40.00	2,158,585	(3,408,755)	(1,363,502)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	1,201,774	36.49	8,726,089	(13,507,411)	(4,929,807)
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	138,000	26.78	6,793,743	1,345,338	373,569
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,781,475	1,858,896	256,081
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,438,565		2,438,565	196,136	13.27	12,642,854	20,870,155	2,797,564

100

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2022) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	7,800	100.00		$106,530		$25,362		$25,362
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		15,288		19,403		8,232
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		99,193		(10,333)		(2,598)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.64		12,212		761,862		4,884

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$12,042		$4,609		$4,609
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		212,434		(109,790)		(43,916)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(12,976)		(0)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,873	USD	3,934	-	10.38	USD	2,715	USD	(55,696)	USD	(4,626)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$47,318		$3,012		$3,012

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,650	1,650	100.00		$3,084		$2		$2

101

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2022) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$3,046	$(3)	$(3)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$32,523,544	$6,592,150	$6,592,150

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$32,523,544	$6,592,150	$6,592,150

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$41,772	$1,367	$1,367
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	700,158	37,399	37,399

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$11,454,406	$938,511	$938,511

102

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2022		Investment flows		Accumulated outflow of investment from Taiwan as of September 30, 2022				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of September 30, 2022		Accumulated inward remittance of earnings as of September 30, 2022
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$25,352 800)	(ii)SOARING CAPITAL CORP.	(USD	$25,352 800)	$-	$-	(USD	$25,352 800)		$4,590	100.00%		$4,590 (iii)		$11,892		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	23,768 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	23,768 750)	-	-	(USD	23,768 750)		2,985	100.00%		2,985 (iii)		46,899	(USD	139,182 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,661,960 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	641,722 20,250)	-	-	(USD	641,722 20,250)	(RMB	(11,852) (2,664))	25.14%	(RMB	(2,981) (670)) (ii)	(RMB	95,885 21,552)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,993,413 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,795,442 309,102)	-	-	(USD	9,795,442 309,102)	(RMB	6,513,785 1,464,101)	99.9985% (Note 4)	(RMB	6,513,687 1,464,079) (ii)	(RMB	31,745,559 7,135,437)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	133,470 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	292,553 65,757)	99.9985%	(RMB	292,548 65,756) (iii)	(RMB	721,654 162,206)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	65,390,486 14,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	30,579,773 964,966) (Note 5)	-	-	(USD	30,579,773 964,966) (Note 5)	(RMB	2,062,401 463,565)	69.95%	(RMB	1,442,651 324,264) (ii)	(RMB	18,079,815 4,063,793)		-

Accumulated investment in Mainland China as of September 30, 2022		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$41,066,057 (USD 1,295,868)			$67,427,383 (USD 2,127,718)			$188,886,238

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
	(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA
	in the total amount of USD 383,569 thousand. As of September 30, 2022, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
	The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,722,349 thousand. As of September 30, 2022, the amount of investment USD 214,283 thousand has not yet been remitted.

103

ATTACHMENT 12 (Information of major shareholders as of September 30, 2022)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)
JPMorgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	698,066,180	5.59

104